UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: September 30, 2019

(Date of earliest event reported)

REITless Impact Income Strategies LLC

(Exact name of registrant as specified in its charter)

Delaware	27-4286597
(State or other incorporation)	(I.R.S. Employer Identification No.)

23 E Fort Union Blvd., Suite 101

Salt Lake City, Utah

(Full mailing address of principal executive offices)

(415) 315-9916

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 4. Changes in Issuer’s Certifying Accountant

(a) Resignation of Independent Accounting Firm

On September 5, 2019 REITless Impact Income Strategies LLC(the “Company”) received notification of and accepted the resignation of Jason M. Tyra, CPA, PLLC as the Company’s independent accounting firm. The Company’s Manager has approved and ratified the appointment of Artesian CPA, LLC (“Artesian”) as the Company’s independent accounting firm.

Jason M. Tyra, CPA, PLLC’s audit reports on the Company’s financial statements for the fiscal year ended December 31, 2018 did not contain any adverse opinion or disclaimer of opinion, and was not qualified or modified as to any uncertainty, audit scope or accounting principle.

During the fiscal year ended December 31, 2018 and through the subsequent date of resignation, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Jason M. Tyra, CPA, PLLC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Jason M. Tyra, CPA, PLLC’s satisfaction, would have caused Jason M. Tyra, CPA, PLLC to make reference to the matter in their report. During the fiscal year ended December 31, 2018 and through the subsequent date of resignation there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company has provided Jason M. Tyra, CPA, PLLC with a copy of this Current Report on Form 1-U and requested that it provide the Company with a letter addressed to the Securities and Exchange Commission indicating whether or not Jason M. Tyra, CPA, PLLC agrees with the disclosures contained herein and, if not, the respects in which it does not agreement. A copy of Jason M. Tyra, CPA, PLLC’s letter, dated September 30, 2019, is filed as Exhibit 9 to this Current Report on Form 1-U.

(b) Appointment of Independent Accounting Firm

On September 16, 2019 the Company’s Manager approved and ratified the appointment of Artesian as the Company’s new independent accounting firm. Neither the Company nor anyone acting on its behalf has consulted with Artesian regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Artesian concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REITless Impact Income Strategies LLC
By North Capital, Inc., its manager

By:	/s/ James P. Dowd
Name:	James P. Dowd
Title:	Chief Executive Officer

Date:	September 30, 2019

Exhibit Index

Exhibit No.	Description
9	Letter from Jason M. Tyra, CPA, PLLC, dated September 30, 2019